SUSAN G. SCHANDEL Senior Vice President Chief Financial Officer & Treasurer		Direct Phone: (386) 947-6769 Fax: (386) 947- 6537
March 31, 2006
Via EDGAR transmission Division of Corporate Finance United States Securities and Exchange Commission Washington, D.C. 20549
Re:		Comment Letter dated March 9, 2006 International Speedway Corporation Form 10-K for the Year Ended November 30, 2005 File No. O-2384
Commissioners and Staff:

We have received and reviewed the referenced comment letter. We appreciate your efforts to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings.
Our responses to the staff's comments and requests for supplemental information are contained below and keyed to the numbered comments in the comment letter.
In the following responses, except where indicated otherwise, the terms "we," "our," "Company," and "ISC" shall mean International Speedway Corporation and its consolidated subsidiaries.
Responses to Comments and Requests for Supplemental Information.
1.

We have reviewed FR-60 and will revise our Critical Accounting Estimates section. This revision will focus on the sensitivity aspects of our critical accounting policies, including the potential for materially different amounts which could be reported under different conditions or assumptions.

For example, we will include a discussion regarding our capitalization and depreciation policies, including the assumptions we make about our assets estimated lives, which are determined based upon our experience with similar assets, industry, legal and regulatory factors, and our expectations of the usage of the assets.

	2.	In your second comment concerning Notes 3 and 6 from our Balance Sheets you asked us to tell you (supplementally):
(1) How long the NASCAR sanction agreements are expected to remain in place, assuming renewals, without material modifications to the original terms and conditions;
(2) Whether compensation payments to be received in the agreements are expected to be modified or have been modified in previous renewals.
(3) The rationale for the treatment of NASCAR sanction agreements as indefinite-lived intangibles;
(4) The nature of NASCAR;
(5) The terms of the agreements;
(6) Any other pertinent background information;
(7) How we considered management and ownership changes in our conclusions;
(8) Our history in the negotiation and cancellation of NASCAR sanction agreements; and
(9) The accounting literature that supports our position;

In reviewing your comment and the requests for supplemental information it appears that the language we used in Note 3 and Note 6 did not adequately convey the substantive content we intended. We did not intend to create the impression that the single year NASCAR sanction agreement was an indefinite lived intangible asset. What we were attempting to describe as indefinite lived intangibles is our overall treatment of the ongoing business relationships with various sanctioning bodies, in this specific case NASCAR, as evidenced by the sanction agreements in place with those sanctioning bodies. Upon reflection we probably should have worded the second sentence in the second paragraph of Note 3 that says "Included in this acquisition were certain indefinite-lived intangible assets attributable to the NASCAR sanction agreements in place at the time of acquisition and goodwill." to instead say "Included in this acquisition were certain indefinite-lived intangible assets attributable to the ongoing relationship with NASCAR as evidenced by the NASCAR sanction agreements in place at the time of acquisition and goodwill.". And the disclosures in Note 6 that say "NASCAR sanction agreements" should probably have said "Relationship with NASCAR - sanction agreements". We intend to revise the language in future filings to conform to the preceding in order to clarify what we were attempting to convey.

We think a review of disclosures from our prior filings will help document the position we are trying to make clear.

In the Registration Statement we filed in September 1996, the first three risk factors stated:
DEPENDENCY UPON NASCAR

The Company's success has been and will remain dependent upon maintaining a good working relationship with NASCAR, the sanctioning body for Winston Cup, NASCAR's Busch Series, Grand National Division ("Busch Grand National") and certain other races promoted by the Company. The Company and Watkins Glen International, Inc., its 50 percent-owned subsidiary ("Watkins Glen"), have sanctioning agreements to promote and market seven Winston Cup races, four Busch Grand National races and a number of other NASCAR races for the 1997 racing season. Each NASCAR event sanctioning agreement is awarded on an annual basis. In fiscal 1995 and the nine months ended May 31, 1996, NASCAR-sanctioned races at the Company's facilities accounted for approximately 79.5% and 77.9%, respectively, of the Company's total revenues. Although William C. France and James C. France presently control both the Company and NASCAR and management believes that the Company will continue to maintain an excellent relationship with NASCAR for the foreseeable future, NASCAR is under no obligation to continue to enter into sanctioning agreements with the Company to promote any event. Failure to obtain a sanctioning agreement for a major NASCAR event would have a material adverse effect on the Company's financial condition and results of operations. Moreover, although the Company's general growth strategy includes the possible development and/or acquisition of additional motorsports facilities, there can be no assurance that NASCAR will enter into sanctioning agreements with the Company to promote races at such facilities. See "NASCAR."
DEPENDENCE ON KEY PERSONNEL

The Company's continued success will depend upon the availability and performance of its senior management team, particularly William C. France, the Company's Chairman of the Board and Chief Executive Officer, James C. France, its President and Chief Operating Officer, and Lesa D. Kennedy, its Executive Vice President (collectively the "France Family Executives"), each of whom possesses unique and extensive industry knowledge and experience. While the Company believes that its senior management team has significant depth, the loss of any of the Company's key personnel or its inability to attract and retain key employees in the future could have a material adverse effect on the Company's operations and business plans. See "NASCAR," "Business--Growth Strategy" and "Management."
POTENTIAL CONFLICTS OF INTEREST

William C. France and James C. France beneficially own all of NASCAR's capital stock, and each of the France Family Executives, the Company's Vice President-Administration, the Company's General Counsel and certain other non-officer employees devote portions of their time to NASCAR's affairs. Each of the France Family Executives devotes substantial time to the Company's affairs and all of the Company's other executive officers are available to the Company on a full-time basis. In addition, the Company strives to ensure, and management believes, that the terms of the Company's transactions with NASCAR are no less favorable to the Company than those which could be obtained in arms'-length negotiations. Nevertheless, certain potential conflicts of interest between the Company and NASCAR exist with respect to, among other things, (i) the terms of any sanctioning agreements that may be awarded to the Company by NASCAR, (ii) the amount of time devoted by the France Family Executives and certain other Company employees to NASCAR's affairs, and (iii) the amounts charged or paid to NASCAR for office rental, transportation costs, shared executives, administrative expenses and similar items. See "NASCAR," "Management" and "Certain Transactions."
That same Registration Statement described NASCAR as follows:
NASCAR

The National Association for Stock Car Auto Racing, Inc. ("NASCAR") has been influential in the growth and development of both the Company's operations and professional stock car racing generally. NASCAR, all of whose capital stock is beneficially owned by William C. France and James C. France, the Company's principal shareholders, is widely recognized as the premier official sanctioning body of professional stock car racing in the United States. See "Principal Shareholders" and "Certain Transactions." NASCAR conducts all races that constitute the Winston Cup and Busch Grand National stock car series, as well as the Craftsman Truck series and a number of other racing series and events. The Company derived approximately 79.5% and 77.9% of its total revenues from NASCAR-sanctioned racing events at the Company's facilities in fiscal 1995 and the nine months ended May 31, 1996, respectively.
OVERVIEW OF STOCK CAR RACING

Professional stock car racing developed in the Southeastern United States in the 1930's. It began to mature in 1947, when William H.G. France (the father of the Company's Chairman and President) organized NASCAR. The first NASCAR-sanctioned race was held in 1948 in Daytona Beach, Florida. In 1959, the Company completed construction of the Daytona International Speedway and promoted the first "Daytona 500." The motorsports industry began to gather momentum in the mid-1960's, when major North American automobile and tire manufacturers first offered engineering and financial support. In the early 1970's, NASCAR created a more elite circuit focused on the best drivers. Accordingly, it reduced the number of races in its premier series, now known as the Winston Cup series, from approximately 50 to approximately 30.

NASCAR events, particularly Winston Cup races, enjoy a large and growing base of spectator support. Based on information developed independently by Goodyear, spectator attendance at Winston Cup and Busch Grand National events has increased at compound annual growth rates of 15.1% and 17.3%, respectively, from 1993 to 1995. Moreover, the entire 1996 Winston Cup series is currently broadcast to national television audiences by five networks: CBS, ABC, ESPN, TBS and TNN. In addition, Winston Cup, Busch Grand National and other major NASCAR-sanctioned races receive extensive national radio coverage, including on programs produced and syndicated by the Company's MRN Radio network. Management believes that increased media coverage has led to national recognition of NASCAR drivers, which has further increased the popularity of the sport, thereby resulting in (i) record NASCAR race attendance, (ii) increasing payments to track owners for broadcast rights and sponsorship fees, and (iii) increased sales of motorsports-related souvenirs. Management believes that the increasing payments for broadcast rights and sponsorship fees are also the result of the demographic appeal of the motorsports spectator base to advertisers. See "--Economics of Stock Car Racing-Spectators." Corporate sponsors of NASCAR-sanctioned events now include a large number of leading manufacturing and consumer products companies.
GOVERNANCE OF STOCK CAR RACING

NASCAR regulates its membership (including drivers, their crews, team owners and track owners), the composition of race cars and the sanctioning of races. It sanctions events by means of one-year agreements executed with track owners, each of which specifies the race date, the sanctioning fee and the purse. NASCAR officials control qualifying procedures, the line-up of the cars, the start of the race, the control of cars throughout the race, the election to stop or delay a race, "pit" activity, "flagging," the positioning of cars, the assessment of lap and time penalties and the completion of the race.
* * *
THE WINSTON CUP

The most prominent and well-attended NASCAR-sanctioned events are the Winston Cup events. According to statistics compiled by Goodyear, total attendance at Winston Cup events increased from approximately 3.3 million in 1990 to approximately 5.3 million in 1995.

The Winston Cup Series begins in February with "Speedweeks" (consisting of the annual "Busch Clash" all star event, the Gatorade 125's and a number of other premier racing events culminating in the Daytona 500) and concludes with the "NAPA 500" in November. Including two all star races, 33 races are sanctioned annually to 18 tracks operating in 15 states. The following table shows the 1996 Winston Cup schedule (events held at facilities operated by the Company and Watkins Glen are noted in bold).

DATE - ----
FEBRUARY 11
FEBRUARY 18
February 25
March 3
March 10
MARCH 24
March 31
April 14
April 21
APRIL 28
May 5
May 18
May 26
June 2
June 16
June 23
JULY 6
July 14
July 21
JULY 28
August 3
AUGUST 11
August 18
August 24
SEPTEMBER 1
September 7
September 15
September 22
September 29
October 6
October 20
October 27
November 10

TRACK LOCATION --------------
DAYTONA BEACH, FL
DAYTONA BEACH, FL
Rockingham, NC
Richmond, VA
Hampton, GA
DARLINGTON, SC
Bristol, TN
N. Wilkesboro, NC
Martinsville, VA
TALLADEGA, AL
Sonoma, CA
Concord, NC
Concord, NC
Dover, DE
Long Pond, PA
Brooklyn, MI
DAYTONA BEACH, FL
Loudon, NH
Long Pond, PA
TALLADEGA, AL
Indianapolis, IN
WATKINS GLEN, NY
Brooklyn, MI
Bristol, TN
DARLINGTON, SC
Richmond, VA
Dover, DE
Martinsville, VA
N. Wilkesboro, NC
Concord, NC
Rockingham, NC
Phoenix, AZ
Hampton, GA
RACE ----
BUSCH CLASH OF '96*
DAYTONA 500
Goodwrench 400
Pontiac Excitement 400
Purolator 500
TRANSOUTH FINANCIAL 400
Food City 500
First Union 400
Goody's Headache Powders 500
WINSTON SELECT 500
Save Mart Supermarkets 300
The Winston Select*
Coca-Cola 600
Miller 500
Pocono 500
Miller 400
PEPSI 400
Slick 50 300
Miller 500
DIEHARD 500
The Brickyard 400
THE BUD AT THE GLEN
GM Goodwrench Service 400
Goody's Headache Powders 500
MOUNTAIN DEW SOUTHERN 500
Miller 400
MBNA 500
Goody's 500
Tyson Holly Farms 400
UAW-GM Quality 500
AC-Delco 400
Dura-Lube 500
NAPA 500
- ---------- * Non-point event.
As the table indicates, no track currently promotes more than two Winston Cup point events. The Company had sanctioning agreements for two such point events at each of its three superspeedways, as well as a sanctioning agreement for the non-point "Busch Clash of '96" all star race at Daytona International Speedway. In addition, the Company owns 50% of Watkins Glen, which had a sanctioning agreement for "The Bud at the Glen" Winston Cup race.
In the Amendment to our Registration Statement on S-3 filed in October 1996 we stated:
RISK FACTORS

PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FACTORS SET FORTH BELOW, AS WELL AS THE OTHER INFORMATION PROVIDED ELSEWHERE IN THIS PROSPECTUS, IN EVALUATING AN INVESTMENT IN THE COMPANY. DEPENDENCY UPON NASCAR

The Company's success has been and will remain dependent upon maintaining a good working relationship with NASCAR, the sanctioning body for Winston Cup, NASCAR's Busch Series, Grand National Division ("Busch Grand National") and certain other races promoted by the Company. The Company and Watkins Glen International, Inc., its 50%-owned subsidiary ("Watkins Glen"), have sanctioning agreements to promote and market seven Winston Cup races, five Busch Grand National races and a number of other NASCAR races for the 1997 racing season. Each NASCAR event sanctioning agreement is awarded on an annual basis. In fiscal 1995 and fiscal 1996, NASCAR-sanctioned races at the Company's facilities accounted for approximately 79.5% and 78.3%, respectively, of the Company's total revenues. Although William C. France and James C. France presently control both the Company and NASCAR and management believes that the Company will continue to maintain an excellent relationship with NASCAR for the foreseeable future, NASCAR is under no obligation to continue to enter into sanctioning agreements with the Company to promote any event. Failure to obtain a sanctioning agreement for a major NASCAR event would have a material adverse effect on the Company's financial condition and results of operations. Moreover, although the Company's general growth strategy includes the possible development and/or acquisition of additional motorsports facilities, there can be no assurance that NASCAR will enter into sanctioning agreements with the Company to promote races at such facilities. See "NASCAR."
* * * *
POTENTIAL CONFLICTS OF INTEREST

William C. France and James C. France beneficially own all of NASCAR's capital stock, and each of the France Family Executives, the Company's Vice President-Administration, the Company's General Counsel and certain other non-officer employees devote portions of their time to NASCAR's affairs. Each of the France Family Executives devotes substantial time to the Company's affairs and all of the Company's other executive officers are available to the Company on a full-time basis. In addition, the Company strives to ensure, and management believes, that the terms of the Company's transactions with NASCAR are no less favorable to the Company than those which could be obtained in arms'-length negotiations. Nevertheless, certain potential conflicts of interest between the Company and NASCAR exist with respect to, among other things, (i) the terms of any sanctioning agreements that may be awarded to the Company by NASCAR, (ii) the amount of time devoted by the France Family Executives and certain other Company employees to NASCAR's affairs, and (iii) the amounts charged or paid to NASCAR for office rental, transportation costs, shared executives, administrative expenses and similar items. Regardless of any potential conflicts of interest, the Company's officers and directors owe fiduciary duties to the Company. The Company does not currently have any specific conflict resolution procedures. See "NASCAR," "Management" and "Certain Transactions."
NASCAR

The National Association for Stock Car Auto Racing, Inc. ("NASCAR") has been influential in the growth and development of both the Company's operations and professional stock car racing generally. NASCAR, all of whose capital stock is beneficially owned by William C. France and James C. France, the Company's principal shareholders, is widely recognized as the premier official sanctioning body of professional stock car racing in the United States. See "Principal Shareholders" and "Certain Transactions." NASCAR conducts all races that constitute the Winston Cup and Busch Grand National stock car series, as well as the Craftsman Truck series and a number of other racing series and events. The Company derived approximately 78.3% of its total revenues from NASCAR-sanctioned racing events at the Company's facilities in fiscal 1996.
OVERVIEW OF STOCK CAR RACING

Professional stock car racing developed in the Southeastern United States in the 1930's. It began to mature in 1947, when William H.G. France (the father of the Company's Chairman and President) organized NASCAR. The first NASCAR-sanctioned race was held in 1948 in Daytona Beach, Florida. In 1959, the Company completed construction of the Daytona International Speedway and promoted the first "Daytona 500." The motorsports industry began to gather momentum in the mid-1960's, when major North American automobile and tire manufacturers first offered engineering and financial support. In the early 1970's, NASCAR created a more elite circuit focused on the best drivers. Accordingly, it reduced the number of races in its premier series, now known as the Winston Cup series, from approximately 50 to approximately 30.
GOVERNANCE OF STOCK CAR RACING

NASCAR regulates its membership (including drivers, their crews, team owners and track owners), the composition of race cars and the sanctioning of races. It sanctions events by means of one-year agreements executed with track owners, each of which specifies the race date, the sanctioning fee and the purse. NASCAR officials control qualifying procedures, the line-up of the cars, the start of the race, the control of cars throughout the race, the election to stop or delay a race, "pit" activity, "flagging," the positioning of cars, the assessment of lap and time penalties and the completion of the race.
In 1998 in our registration statement on Form S- 3 we again described:

DEPENDENCY UPON NASCAR

The Company's success has been and will remain dependent upon maintaining a good working relationship with NASCAR, the sanctioning body for NASCAR's Winston Cup Series, the Busch Grand National Series and certain other races promoted by the Company. The Company has sanctioning agreements to promote and market eight Winston Cup Series championship point races, two Winston Cup Series non-championship point races, five Busch Grand National Series races and a number of other NASCAR races for the 1998 racing season. Each NASCAR event sanctioning agreement is awarded on an annual basis. In fiscal 1997, NASCAR-sanctioned races at the Company's facilities accounted for approximately 78% of the Company's total revenues. Although William C. France and James C. France presently control both the Company and NASCAR and management believes that the Company will continue to maintain an excellent relationship with NASCAR for the foreseeable future, NASCAR is under no obligation to continue to enter into sanctioning agreements with the Company to promote any event. Failure to obtain a sanctioning agreement for a major NASCAR event would have a material adverse effect on the Company's financial condition and results of operations. Moreover, although the Company's general growth strategy includes the possible development and/or acquisition of additional motorsports facilities, there can be no assurance that NASCAR will enter into sanctioning agreements with the Company to promote races at such facilities. See "NASCAR."

DEPENDENCE ON KEY PERSONNEL

The Company's continued success will depend upon the availability and performance of its senior management team, particularly William C. France, the Company's Chairman of the Board and Chief Executive Officer, James C. France, its President and Chief Operating Officer, and Lesa D. Kennedy, its Executive Vice President (collectively the "France Family Executives"), each of whom possesses unique and extensive industry knowledge and experience. While the Company believes that its senior management team has significant depth, the loss of any of the Company's key personnel or its inability to attract and retain key employees in the future could have a material adverse effect on the Company's operations and business plans. See "NASCAR," "Business--Growth Strategy" and "Management."

* * *

NASCAR

The National Association for Stock Car Auto Racing, Inc. ("NASCAR") has been influential in the growth and development of both the Company's operations and professional stock car racing generally. NASCAR, all of whose capital stock is beneficially owned by William C. France and James C. France, the Company's principal shareholders, is widely recognized as the premier official sanctioning body of professional stock car racing in the United States. See "Certain Transactions." NASCAR sanctions all races that constitute the Winston Cup Series and Busch Grand National Series, as well as the Craftsman Truck Series and a number of other racing series and events. The Company derived approximately 78% of its total revenues from NASCAR-sanctioned racing events at the Company's facilities in fiscal 1997.

OVERVIEW OF STOCK CAR RACING

Professional stock car racing developed in the Southeastern United States in the 1930's. It began to mature in 1947, when William H.G. France (the father of both the Company's Chairman and its President) organized NASCAR. The first NASCAR-sanctioned race was held in 1948 in Daytona Beach, Florida. In 1959, the Company completed construction of the Daytona International Speedway and promoted the first "Daytona 500." The motorsports industry began to gather momentum in the mid-1960's, when major North American automobile and tire manufacturers first offered engineering and financial support. In the early 1970's, NASCAR created a more elite circuit focused on the best drivers. Accordingly, it reduced the number of races constituting its premier series, now known as the Winston Cup Series, from approximately 50 to 30 races.

NASCAR-sanctioned events, particularly Winston Cup races, enjoy a large and growing base of spectator support. Based on statistics developed by Goodyear, attendance at NASCAR's Winston Cup Series, Busch Grand National Series and Craftsman Truck Series grew 9.0%, 16.6% and 13.5%, respectively, from 1996 to 1997. Moreover, according to Nielsen, more than 175 million people tuned in to NASCAR's televised events in 1997. Winston Cup, Busch Grand National and other major NASCAR-sanctioned races also receive extensive national radio coverage, including programs produced and syndicated by the Company's MRN Radio network. Management believes that increased media coverage has led to national recognition of NASCAR drivers, which has further increased the popularity of the sport, thereby resulting in (i) record NASCAR race attendance, (ii) increasing payments to track operators for broadcast rights and sponsorship fees, and (iii) increased sales of motorsports-related souvenirs. Management believes that the increasing payments for broadcast rights and sponsorship fees are also the result of the demographic appeal of the motorsports spectator base to advertisers. See "--Economics of Stock Car Racing--Spectators." Corporate sponsors of NASCAR-sanctioned events now include a large number of leading manufacturing and consumer products companies.

GOVERNANCE OF STOCK CAR RACING

NASCAR regulates its membership (including drivers, their crews, team owners and track operators), the composition of race cars and the sanctioning of races. It sanctions events by means of one-year agreements with track operators, each of which specifies the race date, the sanctioning fee and the purse. NASCAR officials control qualifying procedures, the line-up of the cars, the start of the race, the control of cars throughout the race, the election to stop or delay a race, "pit" activity, "flagging," the positioning of cars, the assessment of lap and time penalties and the completion of the race. NASCAR also administers, monitors and promotes the championship point systems for its Winston Cup Series, Busch Grand National Series and Craftsman Truck Series events. Such point systems were designed to establish the championship drivers in each relevant series.
That same registration statement described one of our strengths as:

LONG-TERM ASSOCIATION WITH MOTORSPORTS INDUSTRY. Members of the France family have been involved in senior management positions with the Company since its formation in 1953. The Company believes that senior management's extensive network of contacts in the motorsports industry, as well as the Company's reputation as a long-term steward for the sport, frequently enhance the Company's ability to pursue new market and other growth opportunities. The Company also believes that the France family's long-standing involvement with the Company has provided a number of other significant advantages, including a reduced risk of disruption in the Company's operating policies and long-range strategies, which in turn provides an assurance of continuity to employees, sponsors, sanctioning bodies and other entities that enter into commitments or relationships with the Company. Moreover, the experience and expertise of the Company and its senior management team extend beyond stock car racing to a wide variety of other motorsports disciplines, including sports cars and motorcycles. In addition, the France family has been instrumental in the development of the nation's motorsports industry through their organization and continued management of NASCAR. See "NASCAR."
Then in note 1 to the financial statements in the report on Form 10-K for the FY ending 11/30/2001 we disclosed:

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 supercedes prior guidance and requires that goodwill no longer be amortized to earnings, but instead be annually reviewed for impairment. The impairment test under SFAS No. 142 is based on a two-step process involving; (i) comparing the estimated fair value of the related reporting unit to its net book value, and (ii) comparing the estimated implied fair value of goodwill to its carrying value. The Company has elected to early adopt SFAS No. 142 in the first quarter of 2002. Accordingly, the Company will not record amortization expense of approximately $18.4 million in fiscal 2002 based on the level of goodwill as of November 30, 2001. In addition, based on an independent appraisal firm's valuation of the reporting unit level fair value using discounted cash flows, which reflect changes in certain assumptions since the date of the acquisitions, and the identification of qualifying intangibles, the Company expects to record a non-cash after tax charge of $513.8 million as a cumulative effect of change in accounting principle for the write-off of goodwill in the first quarter of 2002.

The write-off of goodwill results from the use of discounted cash flows in assessment of fair value for each reporting unit as required by SFAS No. 142 and the fact that certain acquired intangible assets were not reclassified and accounted for apart from goodwill upon transition to SFAS No. 142. In addition, FASB Staff Announcement Topic No. D-100 states that the transition provisions do not allow entities to "carve-out" from goodwill any intangible assets not identified and measured at fair value in the initial rendering of a business combination and subsequently accounted for separately from goodwill. At the date of the acquisitions, the Company recognized its relationships with multiple sanctioning bodies, including NASCAR, CART and IRL evidenced by the sanction agreement assets, and goodwill as a single asset labeled "Goodwill". The Company amortized the combined assets over their estimated useful lives of 40 years. According to SFAS No. 142, the goodwill impairment loss is measured as the excess of the carrying amount of goodwill (which included the carrying amount of the acquired intangible assets) over the implied fair value of goodwill (which excludes the fair value of the acquired intangible assets). Thus, the measured goodwill impairment loss was substantially larger than it would have been had the acquired intangible assets been initially recognized apart from goodwill.

In January of 2002 we described two of our major strengths in an S3 as:

A Leader in Motorsports Entertainment and the Largest NASCAR Promoter

Our main focus has been driving revenue growth by creating a strong network of facilities across the country. We own, operate and/or have a material interest in 14 major motorsports facilities that, in total, have more than 1 million grandstand seats and are located in six of the nation's top ten media markets. Nearly 80% of the country's population is located within the primary trading areas, a 400-mile radius, of our facilities. We promote major events in every month of the racing season - more than any other motorsports promoter. Collectively, these 14 facilities are scheduled to promote well over 100 motorsports events during the 2002 racing season, including 20 NASCAR Winston Cup races - 51% of the 2002 NASCAR Winston Cup schedule, including non-championship point events.

Long-Term Affiliation with the Motorsports Industry and NASCAR

Members of the France family have been involved in senior management positions with us since our formation in 1953. We believe that the France family's extensive network of contacts in the motorsports industry, as well as their reputation as a long-term steward of the sport, enhances our ability to pursue new market and other growth opportunities. We also believe that the France family's long-standing involvement with us has provided us a number of other significant advantages, including a reduced risk of disruption in our operating policies and long-range strategies, which, in turn, provides an assurance of continuity to employees, sponsors, sanctioning bodies and other entities that enter into commitments or relationships with us. Moreover, our experience and expertise extend beyond stock car racing to a wide variety of other motorsports disciplines, including open-wheel, sports cars and motorcycles. In addition, the France family has been instrumental in the development of the nation's motorsports industry through their organization, continued management and ownership of NASCAR, which, in turn, has been influential in the growth and development of both our operations and professional stock car racing generally.

In the 10Q for the quarter ending 2/28/2002 we stated:

2. Accounting Change

The Company elected to early adopt SFAS No. 142, "Goodwill and Other Intangible Assets" in the first quarter of 2002. Accordingly, the Company will not record amortization expense of approximately $18.4 million in fiscal 2002 based on the level of goodwill as of November 30, 2001. In addition, based on an independent appraisal firm's valuation of the reporting unit level fair value using discounted cash flows, which reflect changes in certain assumptions since the date of the acquisitions, and the identification of qualifying intangibles, the Company recorded a non-cash after tax charge of $513.8 million as a cumulative effect of accounting change for the write-off of goodwill in the first quarter of 2002.

The write-off of goodwill results from the use of discounted cash flows in assessment of fair value for each reporting unit as required by SFAS No. 142 and the fact that certain acquired intangible assets were not reclassified and accounted for apart from goodwill upon transition to SFAS No. 142. In addition, FASB Staff Announcement Topic No. D-100 states that the transition provisions do not allow entities to "carve-out" from goodwill any intangible assets not identified and measured at fair value in the initial rendering of a business combination and subsequently accounted for separately from goodwill. At the date of the acquisitions, the Company recognized its relationships with multiple sanctioning bodies, including NASCAR, CART and IRL evidenced by the sanction agreement assets, and goodwill as a single asset labeled "Goodwill". The Company amortized the combined assets over their estimated useful lives of 40 years. According to SFAS No. 142, the goodwill impairment loss is measured as the excess of the carrying amount of goodwill (which included the carrying amount of the acquired intangible assets) over the implied fair value of goodwill (which excludes the fair value of the acquired intangible assets). Thus, the measured goodwill impairment loss was substantially larger than it would have been had the acquired intangible assets been initially recognized apart from goodwill.

* * * *

Our discussion in Management's Discussion and Analysis (MD&A) stated:

We elected to early adopt Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets" in the first quarter of 2002. Accordingly, we will not record amortization expense of approximately $18.4 million, on a pre-tax basis, in fiscal 2002 based on the level of goodwill as of November 30, 2001. The majority of our goodwill associated with our acquisition of Penske Motorsports, Inc. in fiscal 1999 was not deductible for tax purposes and, as a result of the discontinuance of the related amortization, our effective tax rate has decreased to 38.6% in fiscal 2002.

Based on an independent appraisal firm's valuation of the reporting unit level fair value using discounted cash flows, which reflect changes in certain assumptions since the date of the acquisitions, and the identification of qualifying intangibles, upon adoption of SFAS No. 142 we recorded a non-cash after tax charge of $513.8 million as a cumulative effect of accounting change for the write-off of goodwill in the first quarter of 2002.The write-off of goodwill results from the use of discounted cash flows in assessment of fair value for each reporting unit as required by SFAS No. 142 and the fact that certain acquired intangible assets were not reclassified and accounted for apart from goodwill upon transition to SFAS No. 142. In addition, FASB Staff Announcement Topic No. D-100 states that the transition provisions do not allow entities to "carve-out" from goodwill any intangible assets not identified and measured at fair value in the initial rendering of a business combination and subsequently accounted for separately from goodwill. At the date of the acquisitions, we recognized our relationships with multiple sanctioning bodies, including NASCAR, Championship Auto Racing Teams and Indy Racing League evidenced by the sanction agreement assets, and goodwill as a single asset labeled "Goodwill". We amortized the combined assets over their estimated useful lives of 40 years. According to SFAS No. 142, the goodwill impairment loss is measured as the excess of the carrying amount of goodwill (which included the carrying amount of the acquired intangible assets) over the implied fair value of goodwill (which excludes the fair value of the acquired intangible assets). Thus, the measured goodwill impairment loss was substantially larger than it would have been had the acquired intangible assets been initially recognized apart from goodwill.

Then in response to staff comments dated April 9, 2002, concerning this issue we stated:

6. At November 30, 2001 we evaluated our long-lived assets in accordance with SFAS No. 121 which required us to compare our estimated undiscounted cash flows, attributable to the subject operations, over their estimated remaining life with the carrying amounts of those long-lived assets, including goodwill. The Company's accounting policy, as disclosed in the consolidated financial statements in Note 1 Accounting Policies under the heading of "Goodwill," was to assess recoverability of goodwill using estimated undiscounted future cash flow. The sum of the estimated undiscounted future cash flows attributable to the subject operations exceeded the carrying amounts of those long-lived assets, including goodwill. Therefore, we did not perform any further analysis as no impairment of long-lived assets, including goodwill, occurred under SFAS No. 121.

Upon the adoption of SFAS No. 142 on December 1, 2001, we completed the two-step process in evaluating our goodwill for possible impairment.

In performing the first step we identified our reporting units that carry goodwill. Our reporting units under SFAS No. 142 are our motorsports facilities and other separate business operations, which are one level below our reportable segment level.

We compared the estimated fair value of each reporting unit to its book value. The estimated fair values were determined using a discounted cash flow analysis. A discounted cash flow approach was used to determine the fair value since there were no relevant comparable transactions. In addition, the assets are unique to a particular business entity, so comparison between entities would be difficult to make if the data were available. The estimated cash flows used in the discounted cash flow analysis were consistent with those utilized in reviewing the long-lived assets, including goodwill, for impairment under SFAS No. 121 on an undiscounted basis. In the discounted cash flow analysis, a discount rate of 11% and a terminal growth rate of 3% were used. Liabilities, excluding debt, were added to the business enterprise value to arrive at an estimated fair market value of total assets. As the estimated fair value of certain reporting units was less than their related book values, we proceeded to step two for those reporting units. For the reporting unit in which the estimated fair value exceeded the book value no further analysis was required.

In completing step two, we utilized the expertise of an independent appraisal firm to identify and value the intangible assets and assist us in determining the implied fair value of goodwill.

The independent appraisal firm reviewed the reporting unit operations for evidence of intangible value across a wide variety of intangible asset types and determined whether they qualified to be separated from goodwill under SFAS No. 141. The lists and examples of intangible assets that meet the criteria for recognition apart from goodwill that are provided in Appendix A of SFAS No. 141 were used as a guide in their due diligence investigation and process. This process identified our relationships with multiple sanctioning bodies, including NASCAR, Championship Auto Racing Teams and the Indy Racing League, as evidenced through various sanction agreements, as intangible assets meeting the criteria for recognition apart from goodwill.

It is important to note that at the date of the acquisitions the Company recognized its relationships with multiple sanctioning bodies, including NASCAR, Championship Auto Racing Teams and the Indy Racing League, as evidenced by the various sanction agreements, and goodwill, as a single asset labeled "Goodwill". The Company amortized the combined assets over their estimated useful lives of 40 years. Also, in accordance with FASB Staff Announcement Topic No. D-100, the transition provisions do not allow entities to "carve-out" from goodwill any intangible assets not identified and measured at fair value in the initial recording of a business combination and subsequently accounted for separately from goodwill.

We evaluated the estimated fair values of all qualifying assets, including the qualifying intangible assets, and determined the implied goodwill. The goodwill impairment loss was measured as the excess of the carrying amount of goodwill (which included the carrying amount of the acquired sanction agreement intangible assets) over the implied fair value of goodwill (which excluded the fair value of the acquired sanction agreement intangible assets). This excess at December 1, 2001 for the impaired reporting units totaled approximately $584 million ($514 million net of tax). The measured goodwill impairment loss was substantially larger than it would have been had the acquired sanction agreement intangible assets initially been recognized and separately accounted for apart from goodwill.

As stated above, the sanction agreement assets meet the recognition criteria of SFAS No. 141, paragraph 39. If we acquire additional motorsports facilities in the future, any sanction agreement assets existing at the date of acquisition will be recorded as an intangible asset apart from goodwill under the current standards.

It is important to note that in the last highlighted paragraph above the term "sanction agreement assets" is used to actually describe "relationships with multiple sanctioning bodies, including NASCAR, Championship Auto Racing Teams and the Indy Racing League, as evidenced by the various sanction agreements," as indicated from the context of the entire response. Based upon that response to the staff, in the second paragraph of Note 2 to the Financial Statements in the report on Form 10-Q for the period ended August 31, 2002 we added language indicating the application of this change to future acquisition scenarios.

"If the Company were to acquire additional motorsports facilities in the future, any sanction agreement assets existing at the date of the acquisition would be recorded as an intangible asset separate from goodwill under SFAS No. 142."

Again based upon prior context we were using the term "sanction agreement assets" to actually describe "relationships with multiple sanctioning bodies, including NASCAR, Championship Auto Racing Teams and the Indy Racing League, as evidenced by the various sanction agreements." We continued to use this abbreviated reference to describe the same relationships until we arrived at the language at the beginning of the response to this comment, which we agree should be changed. In the portion of MD&A from our report on Form 10-K for the FY ended 11/30/2005 quoted below we described NASCAR's philosophy concerning the relationships and sanction agreements as:

Future Trends in Operating Results Our success has been, and is expected to remain, dependent on maintaining good working relationships with the organizations that sanction events at our facilities, particularly with NASCAR, whose sanctioned events at our wholly-owned facilities accounted for approximately 86.2% of our revenues in fiscal 2005. In January 2003, NASCAR announced it would entertain and discuss proposals from track operators regarding potential realignment of NASCAR NEXTEL Cup Series dates to more geographically diverse and potentially more desirable markets where there may be greater demand, resulting in an opportunity for increased revenues to the track operators. In June 2003, we announced that NASCAR approved our proposal for realignment of NASCAR NEXTEL Cup Series events among certain of our facilities for the 2004 season. In May 2004 we received NASCAR's approval for the realignment of additional NASCAR NEXTEL Cup events in our portfolio beginning in fiscal 2005. The net result of the 2005 realignments is the addition of a second NEXTEL Cup weekend for Phoenix International Raceway ("Phoenix") beginning in 2005 and the reduction of Darlington's event schedule by one NEXTEL Cup weekend. In October 2005 we received NASCAR's approval for the realignment of a NASCAR Busch Series event from our recently acquired Pikes Peak facility to Martinsville in fiscal 2006. We believe that the realignments will provide us additional net positive revenue and earnings as well as further enhance the sport's exposure in highly desirable markets, which we believe benefits the sport's fans, teams, sponsors and television broadcast partners as well as promoters. NASCAR has indicated that it is open to discussion regarding additional date realignments. We believe we are well positioned to capitalize on these future opportunities.
The accounting literature that supports our position is set forth below:

Recognition of Sanction Agreement Assets Apart from Goodwill

Per paragraph 39 of SFAS 141, "an intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other rights and obligations)."

Appendix A of SFAS 141 includes licensing agreements in its illustrative listing of intangible assets that meet the recognition criteria in paragraph 39 because they meet the contractual-legal criterion even though they are for a specified term.

Determining the Useful Life of Sanction Agreement Assets

Per paragraph 11 of SFAS 142, "the useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity."

Included in appendix A of SFAS 142 is an example of an acquired broadcast license that meets the recognition criteria in paragraph 39 of SFAS 141 because it meets the contractual - legal criterion even though it is for a specified period of time. In this example the license may be renewed indefinitely at little cost. The company had a history of renewing the license and the cash flows associated with the license were expected to continue for the foreseeable future. Per the example, "The broadcast license would be deemed to have an indefinite useful life because cash flows are expected to continue indefinitely. Therefore the license would not be amortized until its useful life is deemed to be no longer indefinite. The license would be tested for impairment in accordance with paragraph 17 of SFAS 142."

In appendix B of SFAS 142 paragraph B45, "the Board agreed that the useful life of an intangible asset is indefinite if that life extends beyond the foreseeable horizon - that is, there is no foreseeable limit on the period of time over which it is expected to contribute to the cash flows of the reporting entity."

The Board concluded in paragraph B45, "if an entity performs an analysis of all pertinent factors that should be considered in determining the useful life of an intangible asset (such as those in paragraph 11 of SFAS 142) and finds that there is no limit on the useful life of an intangible asset, the asset should be deemed to have an indefinite useful life."

Per paragraph B47 in appendix B of SFAS 142, "the Board noted that some types of licenses are initially issued for finite periods but renewals are routinely granted with little cost, provided that licensees have complied with the applicable rules and regulations. Such licenses trade at prices that reflect more than the remaining term, thereby indicating that renewal at minimal cost is the general expectation, and thus their useful lives may be indefinite."

ISC has maintained continuity in sanction agreements over its 40 plus year history with no material attrition.

Historically, ISC has been able to obtain sanction agreements yearly by meeting the requirements of the sanctioning bodies without material incremental cost and without materially adverse modifications to the existing terms and conditions. Based on management's experience and expertise, it is expected this will continue for the foreseeable future. Obtaining sanction agreements is based on many factors, including the condition of the facility, the market area, the competition schedule, past history of the facility operations and management, financial health of the facility, strength of facility management and the sanctioning bodies' overall business goals

The assumption that sanction agreements will be obtained each year based on past experience is built into ISC's management's internal long-term cash flow projections.

Purchase prices of prior acquisitions, for the reasons set forth above, also assumed long-term cash flows from the continued sanctioning of races, not simply a one-year cash flow from a single agreement.

Based on the above facts and circumstances as applied under SFAS 142, ISC has determined that the sanction agreement assets are expected to contribute to the cash flows of the respective reporting unit for the foreseeable future and therefore have an indefinite life.

To respond to your request for supplemental information, as appropriately modified to address the relationships with the sanctioning bodies, we submit that

  ISC's excellent and close relationship with NASCAR for the last 40+ years, as evidenced in part by sanction agreements, is expected to remain in place indefinitely and new sanction agreements on substantially similar terms as those presently in place are expected to be negotiated and executed indefinitely;
  While the various financial components (prize money and sanction fees) of the sanction agreements are expected to experience reasonable negotiated increases in each annual period, such modifications are not expected to be material from one annual period to the next. And such annual payments do not reflect upon the underlying relationship with the sanctioning body and our experienced management team's ability to successfully negotiate the annual sanction agreements;
  We think the nature of NASCAR is adequately described in our prior disclosures quoted;
  We think that the description of the relationship between NASCAR and ISC with common control of both entities resting with members of the France Family is highly pertinent background information which supports our conclusion about the nature of the relationships;
  With respect to the specific disclosure about the Martinsville Speedway acquisition it is important to note that we retained the prior management of the Martinsville Speedway to operate the facility and that we think our ownership and management teams have at least as strong a relationship with NASCAR as the former owners.
  Our history in the negotiation and cancellation of NASCAR sanction agreements further demonstrates that our relationship with NASCAR has an indefinite life. We have never been unable to successfully negotiate a renewal sanction agreement for any following year to any NASCAR event and we have never had a NASCAR sanction agreement cancelled.
  Business combinations involving existing motorsports entertainment facilities commonly result in a significant portion of the purchase price being allocated to the fair value of the facility's long-term relationship with sanctioning bodies, such as NASCAR, GARRA and/or IRL, which enable the facility to host profitable motorsports events year after year after year. While individual sanction agreements may be of terms as short as one year, a significant portion of the purchase price in excess of the fair value of acquired tangible assets is commonly paid to acquire anticipated future cash flows from these relationships which are expected to continue for the foreseeable future. As such, these intangible assets are deemed to have an indefinite life. These conclusions have been based on the reports of an independent appraisal firm.
  The rationale for the treatment of our relationship with NASCAR, as evidenced by sanction agreements, as indefinite-lived intangibles is fully supported by the above previously disclosed information.

3.

We will revise our disclosure in Note 1 to our audited consolidated financial statements, Description of Business and Summary of Significant Accounting Policies, to describe more clearly our consideration of timing and probability of realization for purposes of determining the propriety of income tax reserves and our determination of any amounts that will be ultimately paid. This will include a discussion regarding our existing policy of accruing tax reserves in the period when it is determined to be probable that additional liabilities will be paid and the amount is reasonably estimable, including when the disputed amounts are under investigation, appeal or in litigation. Our tax reserves are reviewed at least quarterly and adjusted, as needed, in light of changing circumstances, such as statute of limitations expirations and developments relating to uncertain tax positions and current tax items under examination, appeal or litigation.

4.

In your fourth comment we noted your statement "it appears that there is a reasonable possibility that a loss equal to $96.9 million for the fiscal year ended 2003 and an additional loss for the fiscal years 2004 and 2005 may be incurred." We would like to clarify that the $96.9 million does not represent the amount of the possible loss which may be incurred for fiscal year 2003 and prior related to this tax issue. Substantially all of the $96.9 million relates to the deferred income taxes which have been recorded by us, related to these fixed assets, in the normal course of recording income taxes in accordance with SFAS 109. The possible loss we are exposed to, related to this temporary difference, is the additional interest expense we may have to pay. At November 30, 2005, we believed that it was probable that we may pay interest totaling approximately $11.0 million in connection with this tax issue and have reserved for this loss in our financial statements.

As stated in the Company's latest annual filing with the SEC, in accordance with accounting principles generally accepted in the United States, the Company depreciates its motorsports entertainment facility assets classified as Buildings, Grandstands and Tracks for financial reporting purposes over their estimated useful lives of 10-30 years. The Internal Revenue Code and Regulations permit depreciating assets for federal income tax purposes over periods that vary from, and are typically shorter than, the lives used for financial reporting purposes. Based upon the Company's interpretation of the depreciation provision of the Internal Revenue Code and Regulations, the Company believes its motorsports entertainment facility assets qualify as Asset Class 80.0 Theme and Amusement Parks, as defined in Revenue Procedure 87-56, 1987-2 C.B 674. This asset classification, which has been utilized by the Company since 1986, has allowed the Company to depreciate such assets over a seven-year period for income tax purposes.

The IRS has asserted during its examination of fiscal years 1999 through 2004, that the motorsports entertainment facility assets do not qualify for classification under depreciation Class 80.0 and should be depreciated over longer lives, based on different tax classifications of such assets as land improvements and non-residential real property, which have depreciable lives of 15 and 39 years, respectively. The Company has supplied the IRS with certain requested information and is attempting to resolve this issue with the IRS. While the Company believes it has strong support for its position, based on the IRS examination to date, the technical advice memorandum issued by the IRS National Office in July 2005 and notices of proposed adjustments received by the Company in fiscal 2005, the Company believes it is probable that the IRS will continue to disagree with the Company's position and the Company may be liable to pay additional taxes and related interest. The Company intends to pursue its administrative remedies within the IRS and to dispute the IRS' present position on this issue at the Appeals Office of the IRS.

As the difference in the depreciation treatment for income tax and financial reporting purposes represents a temporary difference, the Company has accrued the entire tax liability associated with the accelerated depreciation for income tax purposes as long-term deferred taxes in accordance with SFAS 109. In addition, during previous fiscal periods and continuing through fiscal 2005, the Company has accrued the associated interest expense on the potential tax exposure. As the deposits with the IRS for fiscal years 2003 and prior totaling $96.9 million do not represent an actual payment of the tax and accrued interest, the payments are reflected as a long-term deposit and the related tax liabilities are included in long-term deferred tax liabilities in the Company's financial statements.

A reserve for estimated interest expense on this contingency has been recorded in addition to the related deferred tax liability associated with the depreciation temporary difference that has been recorded in accordance with SFAS 109. This reserve was approximately $11.0 million at November 30, 2005, which the Company deemed to be immaterial for disclosure as it was only 5.6% of the total deferred tax liability and 1.5% of total liabilities at November 30, 2005. We will disclose the reserve for estimated interest expense on this contingency in future filings.

Although the IRS has made its present position clear, the Company continues to believe that the Company's application of the federal income tax regulations in question, which have been applied consistently by the Company since being adopted in 1986 and which application has been subjected to previous IRS audits, is appropriate, and the Company intends to defend the merits of its position vigorously. The Company will evaluate all of its options, including litigation, to dispute the IRS' position.

The components of the assets in question, consisting of our motorsports entertainment facilities tracks, grandstands and related improvements and structures, are the same as those that were subject to previous IRS examinations, including the examination completed for the fiscal years ended November 30, 1997. During that examination, the IRS was fully aware of the Company's use of the Class 80.0 classification for depreciation purposes and noted such in their working papers. During that examination the examination team discussed this classification with the Company and did not indicate that the IRS took any exception to this treatment. Also, as stated in the Company's Future Liquidity section, it is important to note that Congress appears to have agreed that the Company's position has merit, as the Federal American Jobs Creation Act of 2004 (Act), which was effective on October 23, 2004, provided owners of motorsports entertainment facility assets a seven-year recovery period for tax depreciation purposes for such assets placed in service from the date of enactment through January 1, 2008. In passing this Act Congress requested the IRS to resolve any outstanding examinations involving this issue expeditiously.

The adjustments to the disclosure regarding the depreciable lives used for financial reporting purposes in the Company's fiscal 2005 report as compared to those disclosed in the Company's fiscal 2004 report represents a clerical correction in the disclosure only and not a change in the actual lives of the related assets. These changes do not relate to the IRS examination and did not have any impact on the depreciation expense recognized by the Company for financial reporting purposes.

5.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings.

The Company also acknowledges that it is the position of the Commission and the staff that:

  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Conclusion

As noted above we will revise the disclosures provided in future filings. We have attempted to respond fully and completely to each of your comments and requests for supplemental information. If you have any questions concerning our responses, please contact us.

Sincerely,

/s/ Susan G. Schandel Susan G. Schandel